
02003368

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/5

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SEC FILE NUMBER
8- 45555

[ANN]UAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Merrill Weber & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 Frontage Road, Suite 134
(No. and Street)

Northfield, (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Merrill Weber (847) 784-1530
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., C.P.A.
(Name — if individual, state last, first, middle name)

220 S. State St., (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

BB 3/21

OATH OR AFFIRMATION

I, Merrill Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrill Weber & Co., LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sworn and subscribed to me on the 7th day of February, 2002.

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
Kelly L. Fontaine
Notary Public, State of Illinois
My Commission Expires March 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRILL WEBER & CO., L.L.C.
(FORMERLY MERRILL WEBER & CO., INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET · SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Merrill Weber & Co., LLC
Northfield, IL 60093

I have audited the accompanying statement of financial condition of Merrill Weber & Co., LLC, (Formerly Merrill Weber & Co., Inc.) as of December 31, 2001, This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Merrill Weber & Co., LLC as of December 31, 2001, in conformity with generally accepted accounting principles.



Certified Public Accountant

Chicago, Illinois
February 7, 2002

MERRILL WEBER & CO., L.L.C.
(FORMERLY MERRILL WEBER & CO., INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash in bank	$ 280,254
Securities owned, at market value	43
Deposit with broker	50,013
Securities owned, not readily marketable	25,000
Investment in limited liability company	35,000
Total assets	$ 390,310

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 267,589
Payable to broker	380
Total liabilities	267,969
Member's Capital	122,341
Total liabilities and member's capital	$ 390,310

The accompanying notes to the financial statements are an integral part of this statement.

MERRILL WEBER & CO., L.L.C.
(FORMERLY MERRILL WEBER & CO., INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(1) Summary of Significant Accounting Policies

The Company was incorporated under the laws of the state of Illinois on December 9, 1992 and became registered as a broker/dealer on April 22, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business is the sale of securities.

Effective May 11, 2001, the Company changed its form of organization from an Illinois Corporation to a Delaware Limited Liability Company, which was formed on May 11, 2001.

The sole shareholder, Red Oak Financial Corp., an Illinois Corporation contributed all of the assets and liabilities of Merrill Weber & Co., Inc. to Merrill Weber & Co., L.L.C., the successor company.

Securities commissions are recognized on a trade date basis.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Securities owned exclusive of those that are not readily marketable, are valued at quoted market prices consistent with industry practice.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income tax returns are filed on a consolidated basis with the Parent Company Red Oak Financial Corp. (Formerly W-H Holding, Inc.)

(2) Related Party Transactions

The Company is fully owned by Red Oak Financial Corp. (formerly W-H Holding, Inc.) (The Parent Company), which provides office space, administrative assistance and administrative and clerical help to the Company for which the Parent Company has been reimbursed $240,650 for the year ended December 31, 2001.

At December 31, 2001, the Company had $102,500 due to the Parent Company for management and consulting expenses. This amount is included as accounts payable and accrued expenses at December 31, 2001.

MERRILL WEBER & CO., INC.
(FORMERLY MERRILL WEBER & CO., INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of $62,322 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash distributions.

(4) Securities owned – Not Readily Marketable

The Company owns $25,000 of securities that are not readily marketable at December 31, 2001. These securities cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

These securities are nonallowable assets for purposes of the net capital requirement as described in Note (3) above.